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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL (US) INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN I
Tyco International (US) Inc.
9 Roszel Road
Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.
Second Floor, 90 Pitts Bay Road
Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

Item 4.    Financial Statements and Exhibits

  (a)
  Financial Statements:

    Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.

  (b)
  Exhibits:

  23.1
  Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm

Tyco International (US) Inc.
Retirement Savings and Investment Plan I
Financial Statements
December 31, 2004
With Report of Independent Registered Public
Accounting Firm

Tyco International (US) Inc.
Retirement Savings and Investment Plan I
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	7
Notes to Financial Statements	8

Supplemental Schedules*:

*
Certain schedules are included with Form 5500 of the Master Trust (Annual Return/Report of Employee Benefit Plan) filed with the Department of Labor for the plan year ended December 31, 2004 and are not required to be disclosed for this Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Tyco International (US) Inc. Retirement
Savings and Investment Plan I

        We have audited the accompanying statements of net assets available for benefits of Tyco International (US) Inc. Retirement Savings and Investment Plan I ("Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and 2003, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus, LLP
New York, New York
June 23, 2005

Tyco International (US) Inc.
Retirement Savings and Investment Plan I
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investment in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust:
Investments
At fair value:
Shares of registered investment companies:
American Bond Fund of America CL A	$51,671,119	$43,417,366
Fidelity Freedom Income Fund	5,925,334	4,599,405
Fidelity Freedom 2000 Fund	10,383,292	9,579,739
Fidelity Freedom 2010 Fund	42,378,952	33,396,097
Fidelity Freedom 2020 Fund	49,161,032	38,432,739
Fidelity Freedom 2030 Fund	32,026,479	24,763,572
Fidelity Freedom 2040 Fund	4,672,515	2,080,716
Fidelity Growth Company Fund	278,316,144	246,207,462
Fidelity Puritan Fund	106,516,122	91,098,216
Fidelity U.S. Equity Index Commingled Pool Class 2	199,552,898	174,788,240
Franklin Small-Mid Cap Growth Class A	75,086,191	58,660,344
Janus Worldwide Fund	—	11,994,825
Neuberger Berman Guardian Trust Fund	—	12,698,396
Allianz CCM Capital Appreciation Fund Administrative Class	30,700,215	24,292,585
Templeton Foreign Class A	51,176,049	30,241,645
Vanguard Windsor II Admiral Class	138,641,693	90,276,915

Total registered investment companies	1,076,208,035	896,528,262
Tyco Stock Fund	163,140,132	127,123,282
Participant notes receivable	42,410,227	35,518,894

Total Investments at fair value	1,281,758,394	1,059,170,438
At contract value:
Interest Income Fund	349,472,816	324,241,477

Total investments	1,631,231,210	1,383,411,915

Employer contributions receivable	11,053,737	10,008,498
Participants' contributions receivable	487,129	47,629

Total receivables	11,540,866	10,056,127

Total assets	1,642,772,076	1,393,468,042

Liabilities
Net payable to affiliated plans (see Note 7)	371,470	1,361,931

Net assets available for benefits	$1,642,400,606	$1,392,106,111

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan I
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

Sources of net assets
Investment income from the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust	$168,021,681

Employer contributions	75,066,470
Participants' contributions	94,266,886

Total contributions	169,333,356

Total sources	337,355,037

Application of net assets
Benefits paid to participants	86,483,292
Administrative expenses paid from forfeitures	292,758
Participant fees	284,492

Total applications	87,060,542

Net increase in net assets available for benefits	250,294,495
Net assets available for benefits:
Beginning of year	1,392,106,111

End of year	$1,642,400,606

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan I

Notes to Financial Statements

December 31, 2004

1.    Description of Plan

        Effective October 1, 1978, the Simplex Salaried Employee Money Purchase Plan was established for the benefit of eligible salaried employees. Following the establishment of the plan, subsequent amendments were adopted. Effective January 1, 1988, the Plan was again amended and restated in its entirety to change the name of the Plan to the Tyco Laboratories, Inc. and Affiliate Companies Retirement Savings and Investment Plan. Effective July 1, 1997, the Plan was further amended and restated to change the name of the Plan to Tyco International (US) Inc. Retirement Savings and Investment Plan I to allow basic after-tax contributions.

        Effective August 3, 2002, the Plan was amended and restated to incorporate amendments made to the Plan after the January 1, 2001 restatement and reflects the reorganization of certain of the 401(k) retirement plans sponsored by Tyco International (US) Inc. in order to more closely align the participants in such plans with the various business units of the controlled group. The Tyco International (US) Inc. Retirement Savings and Investment Plan I (the "Plan") is a defined contribution plan sponsored by Tyco International (US) Inc. ("Tyco" or "Plan Sponsor"), and is available to certain salaried and non-union hourly employees of Tyco affiliated companies (the "Companies") employed by Tyco Electronics and Tyco Corporate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

  Eligibility

        Plan participants must be at least eighteen years old and have met certain service requirements with the participating Companies.

  Contributions

        Contributions are subject to Internal Revenue Code ("IRC") limitations. Contributions to the Plan are funded on a per pay period basis, except for transitional benefits, which are paid annually.

        Participant contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation. Currently, non highly compensated employees can contribute 35% of eligible compensation on a before tax and or after tax basis. Highly compensated employees are limited to 15% of eligible compensation on a before tax and or after tax basis.

        Employer contributions—Certain voluntary contributions are matched by the Companies. Certain supplemental employer contributions are made based on the participants' years of service in accordance with the terms of the Plan agreement. Employer contributions vary by participating Companies. Participants in the Plan who previously participated in certain plans sponsored by former employers may be eligible for transitional benefits.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, employer contribution, and an allocation of earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Additionally, any participant who performs an hour of service after January 1, 2002 and is covered under a former employer's graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer's graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of credited service. However, participants from a former employer's plan that was merged into the Plan could continue under the former plan's vesting schedule. Amounts forfeited prior to vesting are used to reduce future employer contributions (including any required qualified non-elective contributions, if any) and/or to pay plan administrative expenses.

  Forfeitures

        Nonvested forfeitures may be used to reduce expenses or matching contributions. During 2004, forfeitures used to reduce administrative expenses and contributions totaled $292,758 and $79,649, respectively. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $180,861 and $196,629, respectively.

  Investment Options

        Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis. The investment options consist of registered investment companies; the Interest Income Fund (see Note 5) and the Tyco Stock Fund (see Note 6).

  Participant Notes Receivable

        Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid through payroll deductions and upon termination of service; all loans must be repaid in full. Interest rates ranged from 4.0% to 12.0% at December 31, 2004 and 2003.

  Payment of Benefits

        On termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the participant's vested interest in their account or to have an annuity purchased by the Plan on their behalf, in accordance with the terms of the Plan agreement.

  Administrative Expenses

        Expenses for participant loan and hardship withdrawal transactions are paid by the Plan by reducing the balances of those participants initiating the transaction. Other expenses (generally including recordkeeping, communications, legal, consulting, and audit fees) incurred in the administration of the Plan are offset against forfeitures, except for certain investment fees which are offset against investment income.

  Plan Administration

        The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institution Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

  Plan Termination

        Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual method of accounting.

  Investments in the Master Trust

        The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the "Master Trust") with other Tyco sponsored defined contribution plans.

        The Plan's investment in the Master Trust is recorded at an amount equal to the Plan's interest in the underlying investments of the Master Trust. Investments of the Master Trust are stated at fair value with the exception of investment contracts and insurance contracts. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Investment and insurance contracts are valued at contract value (cost plus accrued interest) which approximates fair value. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan's participants' ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

  Benefit Payments

        Benefit payments to participants are recorded when distributed.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    Income Tax Status

        The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 8, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is required.

4.    Investments in the Master Trust

        As explained in Note 2, the Plan's assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust's investment assets, provides recordkeeping and administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

        The Plan's relative share of ownership of the total net assets of the Master Trust was approximately 35% and 34% at December 31, 2004 and 2003, respectively. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust.

        The following table presents the fair values of investments for the Master Trust. Certain amounts in 2003 financial information have been reclassified to conform to the 2004 presentation.

	December 31,
	2004	2003
Assets
Investments at fair value
Registered investment companies	$2,983,762,804	$2,550,508,600
Common stock funds	519,054,060	428,033,457
Bank collective investment funds	32,587,744	32,240,848
Participant notes receivable	139,814,828	123,029,297

Total investments at fair value	3,675,219,436	3,133,812,202
Investments at contract value
Investment contracts	969,763,786	930,828,532

Total Investments	$4,644,983,222	$4,064,640,734

        Investment income for the Master Trust is as follows:

Year Ended December 31, 2004
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$259,957,081
Common stock funds	126,974,789
Net appreciation in investments contracts, at contract value	39,315,858
Interest and dividends	42,609,555

Total Investment Income	$468,857,283

5.    Interest Income Fund

        The Interest Income Fund is an investment option offered to participants and is comprised of investment contracts issued by banks, insurance companies, investment companies and other financial institutions and bank collective investment funds. The following information relates to the Interest Income Fund in the Master Trust:

	Year Ended December 31, 2004
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	21	15	3.35%–7.45%	4.30%
	Year Ended December 31, 2003
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	28	16	3.66%–7.45%	4.26%

        Interest is credited on the contributions deposited in these contracts at a fixed rate as stipulated in the contracts.

        The investment committee manages the Interest Income Fund through an investment management agreement which requires issuers to maintain certain credit ratings and serves to limit the total exposure to any single investment contract or issuer.

6.    Related Party Transactions

        The Plan invests in a unitized stock fund, Tyco Stock Fund ("Fund"), which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Plan Sponsor. The unit values of the Fund is recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and the Plan. Plan participants may direct 0% to 25% of their employee and employer contributions to the Tyco Stock Fund. In addition, participants may exchange a portion of their account balance into the Tyco Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Tyco Stock Fund to exceed 25%. During the year ended December 31, 2004, the Plan purchased units in the Fund in the approximate amount of $21,500,000, sold units in the Fund in the approximate amount of $29,000,000, and had net appreciation in the fair value of investments of approximately $43,500,000. The total value of the Plan's investment in the Fund was approximately $163,100,000 and $127,100,000 at December 31, 2004 and 2003, respectively.

        Certain of the Plan's assets are invested in registered investment companies for which Fidelity Management and Research Company ("FMR Corp.") provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Corp. and/or its affiliates by the Plan during the year ended December 31, 2004 were approximately $141,000. These transactions, as well as participant loans, qualify as party in interest transactions.

7.    Net Payable to Affiliated Plans Resulting From Reorganization

        The Plan is one of six Retirement Savings and Investment Plans ("RSIPs" or "Plans") sponsored by Tyco. Effective August 3, 2002, Tyco elected to restructure the various RSIPs so that the organization of the RSIPs more closely aligned with the organization of Tyco's business units. This restructuring involved transferring participant balances of certain Tyco divisions from one RSIP to another. Net payable to affiliated plans represent pending transfers between the various RSIPs resulting from final adjustments to the reorganization balances of the RSIPs. Net payable to affiliated plans, RSIPs II, III, and IV, was approximately $371,470 and $1,361,931, at December 31, 2004 and December 31, 2003, respectively.

8.    Litigation Contingency

        Tyco International Ltd ("TIL") and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. The complaints purport to bring claims on behalf of the Plans and the participants therein. Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire (the "Court").

        On February 3, 2003 the plaintiffs filed a Consolidated Amended Complaint asserting causes of action under ERISA. That complaint named as defendants TIL and certain of its present and former officers and directors, its wholly owned subsidiary Tyco, its retirement committee, and certain of its present and former officers, directors and employees. The complaint asserts that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following in TIL's financial statements: related-party transactions and executive compensation; mergers and acquisitions and the accounting thereof, as well as allegedly undisclosed acquisitions; and misstatements of financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in TIL shares when it was not a prudent investment. The plaintiffs seek a declaration that the defendants are not entitled to protection under ERISA's safe harbor provision; an order compelling the defendants to make good to the Plans all losses caused by the defendants' alleged breaches of fiduciary duty; imposition of a constructive trust on any amount by which any defendant was unjustly enriched; and order enjoining future violations of ERISA; actual damages in the amount of any losses the Plans suffered; costs and attorneys' fees; and an order for equitable restitution and other appropriate equitable monetary relief.

        On April 4, 2003, TIL and several other defendants moved to dismiss the consolidated complaint. Shortly thereafter the other defendants also moved to dismiss. On November 6, 2003, the plaintiffs filed a motion to add eleven current and former employees as defendants. On December 2, 2004, the United States District Court for the District of New Hampshire granted Tyco's motion, in part, and denied it in part. The Court granted Tyco's motion to dismiss two employee defendants, all former directors of Tyco International Ltd. and the former officers of Tyco International Ltd., other than the former Chief Executive Officer, as defendants in the case. The Court also dismissed Count II asserting negligent misrepresentation claims against Tyco International Ltd. and its former Chief Executive Officer. The Court denied Tyco's motion to dismiss Count I alleging breach of fiduciary duty against Tyco International Ltd., Tyco International (US) Inc., the Board of Directors of Tyco International (US) Inc.,

the Tyco (US) Retirement Committee and the former Chief Executive Officer of Tyco International Ltd., as well as Count II alleging negligent misrepresentation against Tyco International (US) Inc., the Tyco (US) Retirement Committee and the Board of Directors of Tyco International (US) Inc.

        On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, TIL's motion to dismiss certain additional individual defendants from the action. On January 20, 2005, Plaintiffs filed a motion for class certification, which motion remains pending before the Court. On January 27, 2005, the company answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, the Company and certain individual defendants filed a motion for reconsideration of the Court's January 12, 2005 order, insofar as it related to the Tyco (US) Retirement Committee, which remains pending before the court.

        On July 24, 2002, TIL received notice that the U.S. Department of Labor ("DOL") had initiated a review of one of the seven RSIPs. As the investigation progressed, it expanded to encompass all seven of the RSIPs.

        In conjunction with the inquiry, the DOL made several requests for documentation and information regarding the Plans. The DOL issued subpoenas for records from TIL and from Fidelity Management Trust and Fidelity Investments Institutional Operations Company, Inc. in their capacity as trustee and recordkeeper respectively, for the RSIPs. Recently, the DOL has advised us that it will begin conducting discovery interviews with certain former employees.

        The current focus of the DOL's inquiry concerns investment losses allegedly experienced by the RSIPs due to their investments in TIL common shares. The DOL has authority to bring suit on behalf of the RSIPs and their participants against those acting as fiduciaries to the RSIPs for recovery of losses and additional penalties, although it has not informed TIL of any intention to do so. The DOL has given no indication of any preliminary conclusions based on its inquiry to date, nor has it offered a timeframe in which it anticipates concluding its inquiry.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN I
Date: June 27, 2005
Jane F. Greenman Chairperson, Administrative Committee

QuickLinks

REQUIRED INFORMATION
Tyco International (US) Inc. Retirement Savings and Investment Plan I Financial Statements December 31, 2004 With Report of Independent Registered Public Accounting Firm
Tyco International (US) Inc. Retirement Savings and Investment Plan I Table of Contents
Report of Independent Registered Public Accounting Firm
Tyco International (US) Inc. Retirement Savings and Investment Plan I Statements of Net Assets Available for Benefits
Tyco International (US) Inc. Retirement Savings and Investment Plan I Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2004
Tyco International (US) Inc. Retirement Savings and Investment Plan I Notes to Financial Statements December 31, 2004
SIGNATURES